UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

OptimizeRx Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

68401U105
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 68401U105

1	Names of Reporting Persons

Harvey L. Poppel

2	Check the appropriate box if a member of a Group (see instructions)

(a) [X] (1)
(b) [ ]

3	Sec Use Only

4	Citizenship or Place of Organization

Florida, U.S.
	5	Sole Voting Power

		876,750

Number of	6	Shared Voting Power
Shares
Beneficially		876,750
Owned by Each
Reporting Person	7	Sole Dispositive Power
With:

	8	Shared Dispositive Power

		876,750
9	Aggregate Amount Beneficially Owned by Each Reporting Person

876,750

10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]

11	Percent of class represented by amount in row (9)

5.76% (2)

12	Type of Reporting Person (See Instructions)

IN

(1) This total which includes 876,750 common shares held directly by Harvey L. Poppel on behalf of Harvey L. Poppel, Lee, A. Poppel, Harvey L. Poppel IRA, Lee Poppel IRA, Dr. Clinton S. Poppel, Dr. Clinton S. Poppel 401K & IRAs, Helen M Poppel, Helen M. Poppel IRAs, Zhavier Fox IRA, Lucas F. Poppel, Alexander J. Poppel, Winston O. Poppel, Lucas F. Poppel IRA & EDU, Alexander J. Poppel IRA & EDU, Winston O. Poppel IRA & EDU, Poptech, GC a trust owned by Lucas F. Poppel, Alexander J. Poppel and Winston O. Poppel; and Poptech, LP, a Family Limited Partnership controlled by Harvey L. & Emily A. Poppel who are the sole members of Poptech, LLC, (Poptech, LLC is the sole General Partner of Poptech, LP.) Poptech, LLC does not directly own any securities of the Issuer. Poptech, LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Poptech, LP but disclaims beneficial ownership except to their pecuniary interest therein. Harvey L. Poppel expressly disclaims status as a group for purposes of this Schedule 13G.

(2) This percentage is calculated based upon 15,223,340 voting shares of the Issuers common stock outstanding as of December 31, 2020.

Item 1.

(a) Name of Issuer: OptimizeRx Corporation
(b) Address of Issuer's Principal Executive Offices: 400 Water St. Ste. 200, Rochester, Michigan 48307

Item 2.

(a)	Name of Person Filing: Harvey L. Poppel

(b)	Address of Principal Business Office or, if None, Residence: 110 El Mirasol, Palm Beach FL 33480

(c)	Citizenship: U.S.

(d)	Title and Class of Securities: Common stock, par value $0.001 per share

(e)	CUSIP No.: 68401U105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______

Item 4. Ownership

(a)	Amount Beneficially Owned: 876,750 (1)

(b)	Percent of Class: 5.76% (2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 876,750 (1)

(ii)	Shared power to vote or to direct the vote: 876,750 (1)

(iii)	Sole power to dispose or to direct the disposition of:

(iv)

Shared power to dispose or to direct the disposition of: 876,750 (1)

(1) This total which includes 876,750 common shares held directly by Harvey L. Poppel on behalf of Harvey L. Poppel, Lee, A. Poppel, Harvey L. Poppel IRA, Lee Poppel IRA, Dr. Clinton S. Poppel, Dr. Clinton S. Poppel 401K & IRAs, Helen M Poppel, Helen M. Poppel IRAs, Zhavier Fox IRA, Lucas F. Poppel, Alexander J. Poppel, Winston O. Poppel, Lucas F. Poppel IRA & EDU, Alexander J. Poppel IRA & EDU, Winston O. Poppel IRA & EDU, Poptech, GC a trust owned by Lucas F. Poppel, Alexander J. Poppel and Winston O. Poppel; and Poptech, LP, a Family Limited Partnership controlled by Harvey L. & Emily A. Poppel who are the sole members of Poptech, LLC, (Poptech, LLC is the sole General Partner of Poptech, LP.) Poptech, LLC does not directly own any securities of the Issuer. Poptech, LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Poptech, LP but disclaims beneficial ownership except to their pecuniary interest therein. Harvey L. Poppel expressly disclaims status as a group for purposes of this Schedule 13G.

(2) This percentage is calculated based upon 15,223,340 voting shares of the Issuers common stock outstanding as of December 31, 2020.

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not Applicable

Item 8.	Identification and classification of members of the group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

/s/ Signature

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).